March 14, 2014

SOURCE GOLD CORP.

1155 Camino Del Mar

#162

Del Mar, California 920104

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

TIA L. JENKINS

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Dear Tia L. Jenkins,

File No. 000-54840

Regarding the receipt of your letter dated February 24, 2014 to Source Gold Corp.

The Company has been in communication with the current auditor, W.T. Uniack & Company, and the prior auditor De Joya Griffith to fulfill the requests listed in your letter.

De Joya Griffith will be in the process to review the latest 10K filing for Source Gold and have stated that they would restate their audit report for the year ended July 31, 2012.

W.T. Uniack will be conducting their part in the requests and after the Certification Exhibits 31 and 32 are updated the Company will file an amended annual report for the year ended July 31, 2013.

In connection with the Company’s responding to the comments set forth in the February 24, 2014 letter, the Company acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the  United States.

Sincerely,

Dhugald Pinchin

Dhugald Pinchin